August 13, 2008
Mr. Hugh West, Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Washington, D.C. 20549
Dear Mr. West:
This letter is in response to correspondence from your office dated July 18, 2008, “Mackinac Financial Corporation Form 10-K for the Year Ended December 31, 2007, File No. 00020167.” Please be advised that we have, in response to your comments, filed an amendment to our December 31, 2007 Form 10-K on August 13, 2008 (the “Filing”). In this amendment we have provided additional information that includes our assessment of internal control.
In addition to this amendment, Mackinac Financial Corporation (the “Company”) acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	The SEC staff comments on the Company’s change in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any additional information is required, please contact the undersigned at (906) 341-7158.
Sincerely,
Ernie R. Krueger
EVP/CFO

130 South Cedar Street	P. 906.341.8401
P.O. Box 369	F. 906.341.7879
Manistique, MI 49854	www.bankmbank.com